Cell-nique Comments to SEC ltr Nov 16th 2009

The following is a summary ltr of all comments and changes by filer which is highlighted in Bold

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

November 16, 2009

Mr. Dan Ratner President
Cell-nique Corporation 12 Old Stage Coach Road Weston, CT 06883

Re:	Cell-nique Corporation Form S-I/A Filed November 5, 2009 File No. 333-161413

Dear Mr. Ratner:

We have reviewed your filing and have the following comments. Where indicate(], we think you should revise your document in response to these comments. If you disabree., we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Cell-nique Comments to SEC ltr Nov 16th 2009

Foii i S-I/A filed November 5, 2009 General

1.
Your revised prospectus continues to contain disclosure that does not appear to relate to your company or offering, including the discussion of a market for your securities on page 19 and the substantial number of shares available for sale in the public market on page 20. Please revise your filing to remove or explain these disclosures. Refer to comment one from our letter dated September 16, 2009.

Thank you for your careful read. We have corrected and eliminated references not related to our offering.

Prospectus Cover Page

2.	Please explain the statement that the National Quotation Board operates the Bulletin Board.

We have eliminated references not related to our offering.

The Company, page 4

3.
You state on page four that you "were originally formed in 2005," and on page four and page 26 that the company was "conceptualized" in 2005. On page six you state that Mr. Ratner has been chairman since your "conception in 2005." It is unclear what you mean by "conceptualized" or "conception," and what the company's form of organization was before it became a division of Physicians Capital Corp in 2006. Please revise your summary and business section to clarify your discussion of the company's various forms of organization, providing specific dates. Refer to comments six and 20 from our letter dated September 16, 2009, and Item 101(h)(1) of Regulation S-K.

We have corrected and eliminated references that refer to thinking or dreaming and made it related to tangible dates.

“Cell-nique began operations as an unincorporated division of Physicians Capital Corporation in 2006 and subsequently incorporated as a stand alone entity in Delaware on August 7, 2008 by our founder, Physicians Capital Corporation which is 100% controlled by Dan and Donna Ratner and all assets transfer and recapitalized on December 31, 2008 at historical cost commencing operations as Cell-nique Corporation January 1, 2009. “

Cell-nique Comments to SEC ltr Nov 16th 2009

Plan of Distribution, page 7

4.
The statement added to page seven in response to our prior comment nine does not appear to substantively address our comment. Your amended prospectus continues to state that you intend to amend the registration statement when a selected brokerdealer "sells shares offered in this offering," rather than upon reaching an agreement. Accordingly, we reissue prior comment nine in its entirety:

If Cell-nique enters an agreement with another party to offer and sell securities, the registration statement must be immediately amended to provide Item 508 disclosure regarding the party and the principal terms of the agreement and include the agreement as an exhibit to the registration statement, rather than waiting until sales have occurred. Please revise your disclosure.
4.	If true, please indicate that the minimum investor subscription is 1,000 shares.

We have corrected and eliminated not related references

This is a direct participation, and with no commitment by anyone to purchase any shares. None of the officers and directors (a) is subject to a statutory disqualification (as defined in Sec. 3(a)(35), (b) is paid commissions or other remuneration for securities transactions, or (c) is an associated person of a broker or dealer. The shares will be offered and sold on a "best efforts" basis by our principal executive officers and directors. All proceeds from subscriptions to purchase shares will be handled by the Company. A maximum of 6,000,000 shares are offered.

Cell-nique has not entered into any agreement with another party to offer and sell its securities.

The Offering will expire on December 31, 2011, unless extended by the Company in its sole discretion for 60 days on or before December 31, 2011.

Use of Proceeds, Page 7

5.
Please revise your summary discussion to disclose the amount of proceeds to be used to cover offering expenses assuming less than $75,000 is raised. Refer to comment 15 from our letter dated September 16, 2009.

We have Revised accordingly

We have estimated that offering expense will not exceed $75,000. We will use the first dollars raised to offset actual offering expenses. Thereafter, we intend to apply substantially all of the net proceeds of this offering to operate the Company, repayment of debt, as well as for merger and acquisitions. See "Use of Proceeds," "Proposed Business" and "Certain Transactions."

Risk factors, page 9

6.
Your risk factor disclosure continues to describe your offering as a rights offering made to existing shareholders, specifically the last risk factor oil page 10 and the first risk factor on page 11. Please revise. Refer to comment 10 from our letter dated September 16, 2009.

We have corrected and eliminated not related references

Use of Proceeds, page 22

8.	Please provide the disclosure required by Item 504, Instruction 7, as requested in our prior comment 13.

We have corrected

The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.

(1) We intend to utilize the proceeds from this offering in the priority set forth in this column whether or not such gross proceeds or a lesser amount are raised. No assurances are given that we will sell any shares. We have estimated that offering expenses will not exceed $75,000 and we will be applying first dollars raised to such expense. The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.

(2) We intend to utilize the proceeds from this offering for Repayment of Related Party Debt to Physicians Corporation. At September 30, 2009, the aggregate outstanding principal balance of the Physicians Capital loan was $1,395,431 including an aggregate accrued unpaid interest of $192,035. Cell-nique is in good standing under the terms of the note agreement due on December 31, 2011. The principal terms of the note between Physicians Capital Corporation and Cell-nique Corporation are 8% interest annually based on the average outstanding balance for the quarter and accrue until maturity. It is contemplated that use of proceeds are to repay debt and if proceeds from the offering are insufficient to repay all the debt when due, either the due date will be automatically extended for additional 12 months and/or partial repayment is also acceptable to Management and Note Holder.

9.
We reissue our prior comment 14. Please provide the interest rate and maturity of the loan you intend to repay with proceeds from this offering in your use of proceeds disclosure, as required by Instruction 4 to Item 504 of Regulation S-K.

SEE ABOVE

Cell-nique Comments to SEC ltr Nov 16th 2009

10.
You state on page 23 that proceeds from your offering "will allow for substantial growth capital of production, marketing and sales." Please add a more detailed explanation of your plans for achieving growth. In particular, given that sales of 5% of your offered securities would increase working capital by only $143,925, it is unclear how you will achieve substantial growth under this scenario. Please revise.

We have corrected as follows:

The following identifies the Use of Proceeds which will enable the Company to expand operations. Proceeds from a 5% subscribed offering will allow for only nominal capital for production, marketing and sales. Management will continue to seek additional funds. It is contemplated that use of proceeds are to repay debt and if proceeds from the offering are nominal or insufficient to repay all the debt when due, either the due date will be automatically extended for additional 12 months and/or partial repayment is also acceptable to Management and Note Holder allowing for more working capital. The below assumes approximately $600,000 of debt repayment:

11.
We note your disclosure on page 23 that "[m]anagement does not anticipate the need for additional funds." Please reconcile this disclosure with your risk factor and liquidity disclosure contemplating additional debt or equity financing.

See Above

12.	Please reconcile the $75,000 amount with the $41,674 amount indicated in Part II of the registration statement.

ITEM 25. Other Expenses of issuance and distribution

SEC Registration Fee	$1,674
Legal Fees and Expenses	$25,000
Printing and Engraving Expenses	$5,000
Accountant's Fees and Expenses	$10,000
Contingency Funds	$33,326
Total	$75,000

Capitalization, page 24

13.
In a note to the capitalization table, quantify the loan from Physicians Capital Corp, as requested in our prior comment 17. In general, please respond to our comments substantively, and avoid merely copying language from our comments into your filing.

The above capitalization table excludes Notes Payable to Related Parties: The Physicians Capital loan was $1,395,431 including an aggregate accrued unpaid interest of $192,035. Cell-nique is in good standing under the terms of the note agreement due on December 31, 2011. The principal terms of the note between Physicians Capital Corporation and Cell-nique Corporation are 8% interest annually based on the average outstanding balance for the quarter and accrue until maturity.

Cell-nique Comments to SEC ltr Nov 16th 2009

Dilution, page 24

14.
It appears that the net tangible book value per share after giving effect to the offering under the scenarios "shares 5% sold" and "shares 50% sold" should be $0.02 and $0.81, respectively. Accordingly, per share dilution to new investors under the scenario "shares 5% sold" would be $4.98. Please revise or show us how you calculated the amounts presented.

	Shares	Shares	Shares
	5% sold	50% sold	100% sold
Offering price	$5.00	$5.00	$5.00
Net tangible book value before offering	(.08)	(.08)	(.08)
Increase attributable to the offering	0.113	0.89	1.58

Net tangible book value after giving effect to the offering	0.02	0.81	1.44
Per share Dilution to new investors	$4.98	$4.19	$3.56
Percent Dilution per share	98%	84%	71%

Business, page 26
Research and Development, page 29

15.
We note you have provided research and development costs "for the six months ended June 30, 2009 and 2008." Please revise to provide the amount spent during each of the last two fiscal years, as requested in our prior comment 22 and required by Regulation S-K Item 101(h)(4)(x).

Research and development expenditures are expensed as incurred. Development activities generally relate to creating new products, improving or creating variations of existing products by mixing the formulas with other components such as teas, non-dairy beverages and supplements.  Research and development expenditures were $1,103 and $16,769 for the nine months ended September 30, 2009 and 2008 and $17,486, $31,586 for the years ending 2008 and 2007.

Manufacturing Process, page 30

16.
We note your disclosure on page 30 that you use "several suppliers of all necessary raw materials." Please disclose the names of your principal suppliers, as requested in our prior comment 23 and required by Item 101(h)(4)(v) of Regulation S-K.

Principal supplies change from time to time based on price and available, the following list include but are not limited to Organics by Nature, Vitro Packaging, Starwest Botanicals, Pines International and CLD Printing.

Cell-nique Comments to SEC ltr Nov 16th 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations,
pag,e 32

Intellectual Property, page 33

17.
We note your response to our prior comment 26. Please expand your intellectual property discussion in this or another business section to describe your specific patents and trademarks. Refer to Item 101(h)(4)(vii) of Regulation S-K.

On January 23, 2007 Cell-nique® was granted a certificate of registration from the United States Patent and Trademark Office Reg No. 3,201,855. This is our only intellectual property which represents our Brand. To protect the rights it must be renewed before 1-23-13 and again 1-23-17, thereafter it must be renewed every 10 years.

Regulation, page 34

18.
Please expand your regulation discussion as requested in our prior comment 27. Refer to Item 10 1 (h)(4)(viii) and (ix) of Regulation S-K. In this regard, we note your risk factor disclosure on page 16 that noncompliance with regulations could lead to fines or stopped production. Please revise.

The United States Department of Agriculture (USDA) and Food and Drug Administration (FDA) issues rules and regulations for the food and beverage industry, including, but not limited to, the labeling and formulary ingredients of beverage products. We are also subject to various state and local statutes and regulations applicable to the production, transportation, sale, safety, advertising, and labeling of our product. Compliance with these provisions has not had, and we do not expect such compliance to have, any material adverse effect upon our capital expenditures, net income, or competitive position. Regulatory guidelines, however, are constantly changing, and there can be no assurance that our product and our third-party manufacturers will be able to comply with ongoing government regulations. Non-compliance with regulation may result in fines, restriction of sales and/or product recalls. The Company is in good standing with USDA and FDA.

There are no governmental approvals necessary to manufacture and sell our food or beverages. The Company, our co-packers and some raw material suppliers must follow USDA’s National Organic Program (NOP) which develops, implements, and administers national production, handling, and labeling standards for organic agricultural products. The NOP also accredits the certifying agents (foreign and domestic) who inspect organic production and handling operations to certify that they meet USDA standards.  Cell-nique is inspected by Oregon Tilth and is in full compliance with USDA NOP regulations.

The production, marketing and sale of our beverages, including contents, labels, caps and containers, are subject to the rules and regulations of various federal, provincial, state and local health agencies.  If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations.  Similarly, any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products.  Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely.  Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations.

Cell-nique Comments to SEC ltr Nov 16th 2009

Employees, page 34

19.	We note your disclosure added in response to our prior comment 29. However, your revised disclosure continues to be difficult to understand, and we reissue the comment in its entirety:

Please explain the second sentence, including the nature and principal terms of the brokerage contracts and independent contractor agreements and the nature and amount of services rendered to the company under those contracts and agreements. Please clarify, if true, that these persons are not your employees.

As of September 30, 2009, we had 2 full-time employees which spend approximately 40 per week respectively and who presently capitalize salary and 2 part-time that draw hourly compensation. The balance of our 75+ workforces is outsourced using independent brokerage contracts and other independent contractor agreements to support nationwide operations for sales, merchandising and demo events. All our brokers are engaged to work in a given territory and may be terminated for any reason with 30 days notice. All our merchandisers and demo event representatives are engaged on an as needed basis and offer such services to multiple brands. All such agents meet the IRS and various state employment regulations definition of independent contractor and either work for themselves or other such company which provides said services which include marketing, merchandising and sales support for the Company. The terms of such agreements are subject to the Companies are either cancellation on 30 days notice or engaged for limited time periods. The company has many options to execute its sale and marketing operations which include hiring staff as employees or outsourcing staff field staff to independent contractors. The Company does not see a limitation of qualified workers or independent contractors to operate its business.  None of our employees are covered by a collective bargaining agreement, nor are they represented by a labor union. We have not experienced any work stoppages, and we consider relations with our employees to be good.

Financial Condition and Results of Operations, page 34 Results of Operations, page 34

20.
We note your revised disclosures in response to our prior comment 33 that compare your results of operations for the three and six months ended June 30, 2009 to June 30, 2008. Your response did not address our comment in its entirety, thus the comment will be partially reissued. In addition to your analysis of your operations for the current interim period compared to the prior interim period, please revise to provide an analysis of each of the components of your consolidated statements of operations for the years ended December 31, 2008 and December 31, 2007. Your revisions should include robust discussions describing, and quantifying underlying material activities that generate income statement variances between these fiscal years. Please refer to Item 303 of Regulation S-K for guidance.

COMPLETED

21.	Please disclose the status of your negotiations to reduce glass costs, and the parties you are negotiating with.

We are also currently negotiating significant reductions in glass costs with Vitro Packaging, and anticipate further reductions in our cost of goods sold.

Cell-nique Comments to SEC ltr Nov 16th 2009

Liquidity and Capital Resources, page 36

22.
We note your revised disclosures in response to our prior comment 32. Your response did not address our comment in its entirety, thus the comment will be partially reissued. In addition to your analysis of your statements of cash flows of the current interim period, please revise to provide an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations for the years ended December 31, 2008 and 2007 (e.g. explanation of the significant change in your accounts receivable, inventories and accounts payable and accrued expenses). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to SEC Release No. 33-8350, as it relates to liquidity and capital resources for guidance.

COMPLETED

23.
We note your revised disclosures in response to our prior comment 31. Your response did not address our comment in its entirety, thus the comment will be partially reissued. We note your disclosures on page 6 and elsewhere in your registration statement that your existing capital will be sufficient to meet your cash needs for the next twelve months. These statements do not appear consistent with your disclosures on page 36 that discuss your reliance on your existing line of credit, which is almost to its limit, and potential funds raised via equity or debt issuances. Please reconcile these statements to consistently disclose how you plan to fund your working capital needs, other than the proceeds from this offering, over the next twelve months. Refer to the guidance in Item 303 of Regulation S-K and Section IV of SEC Release No. 33-8350 for further guidance.

COMPLETED

24.
In connection with the comment above. we note you disclose on page 36 that you are near the maximum of your line of credit with Physicians Capital Corp. Please revise to disclose here and throughout your registration statement the limit on your line of credit.

WE ARE NOT NEAR CREDIT LINE, LINE IS OPEN ENDED
No commitments to provide additional funds have been made by management or other stockholders other than the Physicians Capital Corporation loan. There is no stated maximum limit on loan with Physicians Capital Corporation and Cell-nique Corporation may draw as needed until maturity to meet its cash requirements.

24.	In this regard, please direct our attention to the provision in the credit agreement that sets the borrowing limit, or advise.

REVISED AGREEMENT TO CLEARLY STATE NO STATED CREDIT LIMIT.

From time to time the Company shall request a draw from the Lender and increase the principal amount of the note. There is no stated credit limit on this Note.

Cell-nique Comments to SEC ltr Nov 16th 2009

Ownership of Common Stock, page 40

26.
You state on page 40 of your revised prospectus that 14 million shares will be outstanding after the completion of the offering. Please revise to reconcile this with your disclosure that you currently have 14 million shares outstanding and plan to issue up to 6 million shares in this offering.

COMPLETED

27.	We reissue prior comment 35. Please revise the ownership table to name your officers in the table. We redirect your attention to Item 403(b) of Regulation S-K.

COMPLETED

28.
We reissue prior comment 36. Your revised disclosure on page 40 and 41 indicates that you have 14,000,000 outstanding shares owned by Physicians Capital Corp, but your disclosure on page 11-2 indicates that you issued Physicians Capital Corp 20,000,000 shares. Please revise your disclosure where appropriate to reconcile and provide consistent disclosure regarding the number and ownership of your outstanding shares.

COMPLETED

Executive Compensation, page 42

29.
Please reconcile the disclosure on page 42 that "plans for executive compensation have not been contemplated or formalized" with the disclosure on page F-13 of your notes to financials that your officers "elected to forgo their compensations valued at $80,000, $157,500 and $157,500 respectively." To the extent your executives have earned compensation, provide the information required by Item 402(1) through (r) of Regulation S-K. Refer to Item 402(m)(1) for the compensation covered by these disclosure requirements. Please revise.

Executive Compensation

         No officer or director has received any cash compensation. Until the Company acquires additional capital, it is not intended that any officer or director will receive cash compensation from the Company.  See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future. At this time there is no executive compensation agreements and plans for executive compensation have not been contemplated or formalized. Based on a successful Offering such agreements will be contemplated and disclosed accordingly.

Cell-nique Comments to SEC ltr Nov 16th 2009

The following table summarizes all compensation for interim period and fiscal years 2009, 2008 and 2007 received by our principal executive officer, principal financial officer and the three most highly compensated executive officers who earned more than $100,000 in fiscal year 2008, our “Named Executive Officers”.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards ($)(1)	Non- Equity Incentive Plan Compensation	Non- Qualified Deferred Compensation Earnings	All Other Compensation	Total

Dan Ratner , Chief Executive Officer, Chief Financial Officer (1)	2009	$120,000	-	-	-	-	-		$120,000
(1)	2008	$160,000	-	-	-	-	-		$160,000
(1)	2007	$80,000	-	-	-	-	-		$80,000

(1)                 All amounts are non-cash compensation expensed and capitalized as additional paid-in capital.

FROM FOOT NOTES F-13

Officers Compensation Expense: Our financial statements reflect officers compensation expense which was contributed as additional paid-in capital since the officers have elected to forgo their compensations valued at $120,000, $160,000 and $80,000 respectively, for their positions for the nine month period ending September 30th, 2009, fiscal year ended December 31, 2008 and 2007.  And the officers do not remunerate themselves in the form of some other payments for the fair value of the services rendered

Conflicts of Interest, page 43

30.
You do not appear to have reconciled your conflict of interest disclosure on page 43 with your "Employees" section on page 34 regarding the time your officers will dedicate to the company, and you have not provided the number of hours they will devote to the company in response to our prior comment 38. Accordingly, we reissue the comment in its entirety:

We note that none of your officers will devote "more than a portion of their time" to the company. Please specify how many hours your officers will devote to the affairs of the company. Further, please reconcile with the "Employees" section on page 34, which refers to full-time employees, and the risk factor beginning, "[i]f we are not able to retain the full time services of our management team, ....." If your management is not required to devote full time to company business, please address in a risk factor, or advise.

Inserted details regarding: and eliminated unnecessary risk statement
40 hour work week,

Cell-nique Comments to SEC ltr Nov 16th 2009

Audited Financial Statements for the Years Ended December 31, 2008 and 2007

General

31.	Please provide a current consent in any amendment and note the updating requirements of Article 8-08 of Regulation S-X.

COMPLETED Exhibit 23.1

Note 1- Operations and Summarv of Significant Accounting Policies Operations, F-18

32.
We note your revised disclosures in response to our prior comment 43. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Tell us and disclose how you accounted for the reorganization of your unincorporated business into a corporate entity and the basis of the assets transferred to the new corporation (i.e. how you accounted for the assets transferred to the new corporation, etc.)

Cell-nique Corporation (the Company”) was organized under the laws of the state of Delaware on August 7, 2008.  Prior to incorporation, the Company was operated as a wholly-owned unincorporated division of Physicians Capital Corporation.  On December 31, 2008, Physicians Capital Corporation transfer all the assets and liabilities to Cell-nique Corporation. The transfer was treated as a recapitalization for accounting purposes and transferred at historical cost. The operations of the surviving entity reported in future financial reports will be those of Cell-nique Corporation.  The retained deficit of unincorporated Cell-nique through December 31, 2008 will be combined with Cell-nique Corporation capital accounts and carried forward as the capital of Cell-nique Corporation, the surviving entity. The new shares in Cell-nique Corporation were issued at par value for a total of $140, which is treated as a reclassification from additional paid in capital to common stock.  No goodwill was recognized in connection with this recapitalization.   Physician Capital Corporation is the sole shareholder and is 100% controlled by Dan and Donna Ratner. Cell-nique Corporation is currently a C Corporation.

33.
We note your disclosure that you are currently a Subchapter S Corporation. Considering your sole shareholder, Physician Capital Corporation, appears to be a domestic Corporation, it is not clear to us how you met the requirements to qualify for S Corporation status (i.e. shareholders can be individuals, certain trusts, and estates and may not include partnerships, corporations or non-resident alien shareholders). Please clarify your tax status and revise your disclosures as appropriate.

Cell-nique was unincorporated division of Physicians Captial Corp prior to Jan 1 2009 and therefore treated under S Coprp Status. From Jan 1 2009 Cell-nique Corp is C corp.

Cell-nique Comments to SEC ltr Nov 16th 2009

Note 7- Related party transactions, page F-25

34.
We note your disclosure that your financial statements do not reflect the fair value of rental space of $12,000 and officers' compensation of $157,500 in each of the years ended December 31, 2008 and 2007. Please note that your historical financial statements should present all of your costs of doing business. As stated in our prior comment 43, please revise to record all such expenses in your financial statements. Refer to the guidance in SAB Topic 1 B.

The Company uses a nominal shared office space and pays $1 per year rent which is accounted for at fair market value in the Company's financial statements. Our financial statements do not reflect stand-alone office space expense, if the Company went out and rented stand-alone space, management estimates the rental could be valued at $9,000, $12,000 and $12,000 respectively, for the nine month period ending September 30th, 2009, fiscal year ended December 31, 2008 and 2007.  And the officers did not remunerate themselves in the form of cash or other payments for the stand-alone fair value of the office space. The Company has recorded the office expense and capitalized in additional paid-in capital.

Interim Financial Statements for the Six Months Ended June 30, 2009 and 2008

35.	Please revise your interim financial statements to comply with our comments issued on the annual audited financial statements above.

COMPLETED
Signatures

36.
We reissue our prior comment 48. Your Form S-1 must be signed by your principal executive officer, and your signature page must indicate all of the capacities in which each person is signing the form. Refer to Instruction 1 of Form S-l, Signatures. Please revise.

COMPLETED

Exhibit 23.3 - Consent of Independent Accountant

37.
We note your exhibit provides consent on your report dated November 4, 2009 and it includes your unaudited interim financial statements for the six months ended June 30, 2009. However, the audit report included in your registration statement on F-1 is dated November 2, 2009 on your audited financial statements as of and for the years ended December 31, 2008 and 2007. Please revise to remove the reference to the unaudited interim financial statements for the six months ended June 30, 2009 from the consent and provide a current consent for the audit report included in your registration statement.

COMPLETED